BY EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-10004

Attention: Filing Desk

RE:	Post Effective Amendment No. 1 to the Registration Statement on Form S-1

(File No. 333-129842) of Computer Software Innovations, Inc.

Ladies and Gentlemen:

On behalf of Computer Software Innovations, Inc., a Delaware corporation (the “Company”), we transmit for filing, pursuant to Rule 101 of Regulation S-T, Post-effective Amendment No. 1 (the “Amendment”) to the Company’s Form S-1 Registration Statement (the “Registration Statement”) under the Securities Act of 1933, as amended, relating to the registration of 15,295,728 shares, subject to adjustment, of the Company’s common stock, $0.001 par value per share (the “Shares”). The Shares are to be offered and sold from time to time by Barron Partners LP, or the “Selling Stockholder.” The Registration Statement, which was initially declared effective on February 14, 2006, was originally filed on Form SB-2.

The purpose of the Amendment is to update certain financial and other disclosures from the prior amendment which was filed and declared effective on May 9, 2008. In view of the extensive scrutiny given the original Registration Statement by the staff, we respectfully request that the Amendment not be subject to a full review. We would like to have the Amendment declared effective as soon as possible, and anticipate submitting a request for effectiveness immediately following the waiver or completion of review.

If you have any questions or need further information regarding the enclosed filing, please contact the undersigned at (864) 240-2494.

Sincerely,

/s/ William L. Pitman

William L. Pitman

Smith Moore Leatherwood, LLP

cc: David B. Dechant

William L. Pitman | Direct 864.240.2494 | Fax 864.240.2479 | Bill.Pitman@smithmoorelaw.com

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